Exhibit 12.1
RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
LHC GROUP, INC.

	Year Ended December 31,					Three Months Ended
	2001	2002	2003	2004	2005	March 31, 2006

FIXED CHARGES

Interest expense — net of interest capitalized	$411	$1,135	$1,226	$1,189	$1,068	$86

Fixed Charges	$411	$1,135	$1,226	$1,189	$1,068	$86

EARNINGS

Pretax income from continuing operations before adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees	$3,534	$7,947	$8,443	$18,678	$19,993	$6,522

Plus: fixed charges	411	1,135	1,226	1,189	1,068	86

Earnings	$3,945	$9,082	$9,669	$19,867	$21,061	$6,608

Ratio of earnings to combined fixed charges and preferred stock dividends (1)	9.6	8.0	7.9	16.7	19.7	76.8

(1)	The ratio of earnings to combined fixed charges and preferred stock dividends was computed by dividing earnings by fixed charges. LHC Group, Inc. has not issued any preferred stock as of the date of this prospectus, and therefore there were no preferred dividends included in the calculation of ratios of earnings to combined fixed charges and preferred stock dividends for these periods. Earnings have been calculated by adding fixed charges to income from continuing operations before minority interest and cooperative endeavor allocations. Fixed charges consist of interest expense.